SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XPRESSPA GROUP, INC.

(Formerly known as Form Holdings Corp.)

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

34634E102

(CUSIP Number)

Alex Tew

140 2nd Street, Third Floor

San Francisco, CA 94105

(650) 752-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Alan F. Denenberg, Esq.

 Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

 (650) 752-2000

December 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34634E102

(1)	Names of reporting persons Calm.com, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,838,710*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,838,710*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,838,710*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.0%**
(14)	Type of reporting person CO

*	Calm.com, Inc. (“Calm”) owns 4,838,710 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of XpresSpa Group, Inc., a Delaware corporation (the “Issuer”), issuable upon the conversion of the Issuer’s Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”). The Series E Preferred Stock has the powers, designations, preferences and other rights as set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Certificate of Designation”), a copy of which was filed as Exhibit 3.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the Securities and Exchange Commission (the “SEC”) on November 14, 2018, which exhibit is herein incorporated by reference in its entirety, which rights include, among other things, an aggregate initial liquidation preference and the right to participate in any dividends and distributions paid to holders of Common Stock on an as-converted basis. The Series E Preferred Stock will vote on an as-converted basis. The holders of Series E Preferred Stock have the right to convert at any time and from time to time into shares of the Common Stock at an initial conversion rate of 5 shares of Common Stock for each share of Series E Preferred Stock (the “Conversion Ratio”). The Conversion Ratio is subject to adjustment upon certain fundamental events.
**	For purposes of calculating beneficial ownership of Calm, the total number of shares of Issuer’s Common Stock outstanding is 34,546,518 shares as of November 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 14, 2018.

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on November 19, 2018 (the “Schedule 13D”), relating to the Common Stock of the Issuer. Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following at the end of such section:

On December 28, 2018, Calm received 322,581 additional shares of Issuer’s Series E Preferred Stock for aggregate consideration of $1,000,000 pursuant to the preferred stock purchase agreement entered into on November 13, 2018, which was filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the Securities and Exchange Commission (the “SEC”) on November 14, 2018, which exhibit is herein incorporated by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Calm is the record owner of 967,742 shares of Series E Preferred Stock (initially convertible into 4,838,710 shares of Common Stock). Calm may be deemed to beneficially own 4,838,710 shares of Common Stock, which constitutes approximately 14.0% of the outstanding shares of the Issuer’s Common Stock, based on 34,546,518 shares of the Issuer’s Common Stock outstanding as of November 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 14, 2018. See also the information contained on the cover pages of this Schedule 13D/A, which is incorporated herein by reference.

(b) Calm may be deemed to have sole power to vote 4,838,710 shares of the Common Stock. See also the information contained on the cover pages of this Schedule 13D/A, which is incorporated herein by reference.

(c) Other than as described in this herein, neither Calm nor, to Calm’s knowledge, any person named in Appendix A hereto has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2018

Calm.com, Inc.

By	/s/ Alex Tew
Name: Alex Tew
Title: Co-Chief Executive Officer

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CALM

Set forth below is a list of each executive officer and director of Calm setting forth the name, business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each individual is a United States citizen, and unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Calm.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)	Address of Corporation or Other Organization (if different from address provided in Column 1)
Alex Tew*+	Co-Chief Executive Officer at Calm.com, Inc. +
Michael Acton Smith*+	Co-Chief Executive Officer at Calm.com, Inc. +

  * Director

+ Calm.com, Inc.

140 2nd Street, Third Floor

San Francisco, CA 94105